(As filed April 19, 2005)
                                                               File No. 70-10180

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    ----------------------------------------

     AMEREN CORPORATION               CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
     UNION ELECTRIC COMPANY           607 East Adams Street
     1901 Chouteau Avenue             Springfield, Illinois 62739
     St. Louis, Missouri 63103

               (Name of company or companies filing this statement
                   and address of principal executive offices)

                    -----------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                    -----------------------------------------

                   Steven R. Sullivan, Senior Vice President,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

                    -----------------------------------------

              The Commission is requested to mail signed copies of
                   all orders, notices and communications to:

     Joseph H. Raybuck, Esq.                    William T. Baker, Jr., Esq.
     Managing Associate General Counsel         Thelen Reid & Priest LLP
     Ameren Services Company                    875 Third Avenue
     1901 Chouteau Avenue                       New York, New York 10022
     St. Louis, Missouri 63103

     The Application or Declaration filed in this proceeding on October 16, 2003, as previously amended and restated in its entirety by Amendment No. 1, filed on April 30, 2004, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1. Introduction.
          ------------

     Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act")./1/ Ameren directly owns all of the issued and outstanding common stock of Union Electric Company (d/b/a "AmerenUE"), Central Illinois Public Service Company (d/b/a "AmerenCIPS"), and Illinois Power Company (d/b/a "AmerenIP"), and indirectly through CILCORP, Inc. ("CILCORP"), an exempt holding company, all of the issued and outstanding common stock of Central Illinois Light Company (d/b/a "AmerenCILCO") and AmerenEnergy Resources Generating Company ("AERG"), an electric utility generating subsidiary of AmerenCILCO./2/ Together, AmerenUE, AmerenCIPS, AmerenIP and AmerenCILCO provide retail and wholesale electric service to approximately 2.3 million customers and retail natural gas service to approximately 935,000 customers in portions of Missouri and Illinois./3/

     AmerenUE generates, transmits and distributes electricity and distributes natural gas at retail in a 24,500 square-mile area of central and eastern Missouri and west central Illinois, including the greater St. Louis area. AmerenUE provides electric service to approximately 1.2 million customers and natural gas to approximately 140,000 customers. Approximately 95% of AmerenUE's electric customers and 87% of its gas customers are located in Missouri. At December 31, 2004, AmerenUE owned 8,425 MW (net) of generating capacity. AmerenCIPS provides electric and natural gas transmission and distribution service in a 20,000 square-mile area of central and southern Illinois. AmerenCIPS provides electric service to approximately 325,000 customers and natural gas service to approximately 170,000 customers. AmerenCIPS does not own any generating capacity./4/

----------

1    See Ameren Corporation, et al., Holding Co. Act Release No. 26809 (Dec. 30,
     1997) (the "Merger Order").

2 AERG owns and operates substantially all of the generating assets previously owned by AmerenCILCO. AERG sells power at wholesale to AmerenCILCO under a full requirements contract that extends through 2006.

3 The Commission authorized the formation of Ameren and Ameren's acquisition of AmerenUE and AmerenCIPS in the Merger Order. Ameren was authorized to acquire AmerenCILCO in Ameren Corporation, et al., Holding Company Act Release No. 27645 (Jan. 29, 2003), and was authorized to acquire AmerenIP in Ameren Corporation, et al., Holding Co. Act Release No. 27896 (Sept. 27,
     2004).

4 AmerenIP serves approximately 600,000 electric customers and 415,00 gas customers and AmerenCILCO serves approximately 203,000 electric customers and 208,000 gas customers, all in Illinois.

     AmerenUE and AmerenCIPS, indirectly through Grid America LLC, are transmission-owning members of the Midwest Independent Transmission System Operator, Inc. (the "Midwest ISO") and provide open access transmission service over their combined transmission facilities pursuant to the terms of the Midwest ISO Open Access Transmission Tariff on file at the Federal Energy Regulatory Commission ("FERC"). AmerenUE and AmerenCIPS are also members of the Mid-America Interconnected Network ("MAIN"), which is one of the ten regional electric reliability councils organized for coordinating the planning and operation of the nation's bulk power supply./5/

     In May 2000, AmerenCIPS transferred all of its electric generation facilities to Ameren Energy Generating Company ("Ameren GenCo"), an affiliated generation-only company. Ameren GenCo, which has been certified by the FERC pursuant to Section 32 of the Act as an "exempt wholesale generator" ("EWG"),/6/ has continued to acquire additional generation capacity since that time. Power generated by Ameren GenCo is sold to wholesale purchasers under both cost-based and market-based rates which are subject to the jurisdiction of the FERC. As of December 31, 2004, Ameren GenCo had approximately 4,751 MW (net) of total installed generating capacity. The generation facilities of AmerenUE and Ameren GenCo are dispatched in a coordinated manner in accordance with the terms of a Joint Dispatch Agreement on file at the FERC. The Joint Dispatch Agreement requires each company to serve its load requirements from its own least-cost generation first, but then allows the other company to have access to any available excess generating capacity at cost./7/

     In addition to AmerenUE, AmerenCIPS, AmerenIP and CILCORP and its subsidiaries, Ameren owns directly all of the issued and outstanding common stock of, inter alia, Ameren Energy Resources Company ("AERC"), which is an intermediate non-utility holding company. AERC directly and indirectly holds the

----------

5 AmerenIP and AmerenCILCO are also members of the Midwest ISO and MAIN. The MAIN member utilities operate in Illinois and portions of Michigan, Wisconsin, Iowa, Minnesota and Missouri. In July 2004, AmerenUE, AmerenCIPS and AmerenCILCO provided formal written notice to the MAIN Board of Directors of their intent to withdraw from MAIN effective January 1, 2006, provided that the configuration of MAIN remains the same. (AmerenIP had previously given notice of its intent to withdraw from MAIN effective December 31, 2004, but has remained a member pending its transition to ownership by Ameren.) The four Ameren utilities intend to join another regional electric reliability organization prior to their withdrawal from MAIN. Until their withdrawal is effective, they will continue to honor all of their obligations as members of MAIN. If they do not join another regional electric reliability organization, they may withdraw their notice of intent to withdraw from MAIN.

6 AmerenGenCo. filed an application for EWG status in FERC Docket No. EG00-117-000 on March 23, 2000, as amended on May 18, 2000. The EWG status of Ameren GenCo was affirmed by the FERC in Ameren Energy Generating Company, 92 FERC P. 62,023 (July 14, 2000); Ameren Energy Generating Company, 93 FERC P. 62,210 (December 18, 2000).

7 Power generated from AERG's generating units is not subject to the Joint Dispatch Agreement, but instead is dispatched separately from AmerenCILCO's control area, which is separate from, and adjacent to, the Ameren control area.

securities of other exempt and authorized non-utility companies, including, insofar as relevant to this Application/Declaration, Ameren GenCo, Ameren Energy Marketing Company ("AEM"), and Ameren Energy Fuels and Services Company ("AFS"), the last two of which are "energy-related" companies under Rule 58.

     1.2  Summary of Requested Approvals.
          ------------------------------

     Authorization is sought herein for certain transactions (the "Illinois Asset Transfer") that will result in the acquisition by AmerenCIPS of AmerenUE's electric transmission and distribution assets in Illinois other than those associated with AmerenUE's Venice, Illinois generating plant, its Keokuk, Iowa generating plant, and also minor amounts of property in Illinois to be retained by AmerenUE to ensure the smooth operation of its electric utility system in Missouri (the "Retained Assets"). The Illinois Asset Transfer will also result in the acquisition by AmerenCIPS of AmerenUE's retail gas distribution facilities in Illinois. The assets to be acquired by AmerenCIPS are identified collectively herein as the "Acquired Assets."/8/ The Acquired Assets will be transferred to AmerenCIPS at their net book value. Prior to closing, AmerenUE will obtain a release of the Acquired Assets from the lien of its first mortgage bond indenture by certifying unfunded property additions to the trustee, as required under the terms of the indenture. Approximately one-half of the Acquired Assets (designated as "Transferred Assets") will be transferred by AmerenUE directly to AmerenCIPS in consideration for AmerenCIPS' promissory note, the form of which is filed herewith as Exhibit B-3, and approximately one-half of the Acquired Assets (designated as "Dividend Assets") will be transferred to AmerenCIPS by means of a dividend in kind from AmerenUE to Ameren followed by a contribution of the Dividend Assets by Ameren to AmerenCIPS./9/ In connection with the Illinois Asset Transfer, AmerenCIPS will assume certain obligations of AmerenUE that are associated with the Acquired Assets. These transactions will be consummated in accordance with the Asset Transfer Agreement, the form of which is filed herewith as Exhibit B-1.

     In addition to the foregoing, AmerenUE is requesting authorization herein to acquire from Ameren GenCo four 44 MW combustion turbine generator ("CTG") units and four 35 MW CTG units located at Ameren GenCo's Pinckneyville, Illinois facility (the "Pinckneyville Plant") and two 116 MW CTG units located at Ameren GenCo's Kinmundy, Illinois generation facility (the "Kinmundy Plant") and, in conjunction therewith, to assume certain liabilities and obligations of Ameren GenCo related to such units (the "Generation Transfer"). These assets will also be transferred at their net book value. The terms of these transactions are set forth in the form of Asset Transfer Agreement-Pinckneyville Generation Station between Ameren GenCo and AmerenUE (Exhibit B-5) and the form of Asset Transfer

----------

8 An application to implement the Illinois Asset Transfer was previously filed with the Commission in December 2000 in Ameren Corporation, et al., File No. 70-9805. However, that application was subsequently withdrawn by letter dated August 20, 2001 before the application was acted upon by the Commission.

9 The Asset Transfer Agreement provides for AmerenUE to prepare a schedule to be delivered at the time of closing which specifically enumerates the assets, properties and rights to be acquired by AmerenCIPS. The schedule will further designate whether such specific assets are to be conveyed as Dividend Assets or Transferred Assets. The percentages of Acquired Assets that are to be conveyed as Transferred Assets and as Dividend Assets, respectively, will be determined by Ameren immediately prior to the closing.

Agreement-Kinmundy Generation Station between Ameren GenCo and AmerenUE (Exhibit B-6).

     1.3  Reasons for Proposed Transactions.
          ---------------------------------

     As indicated above, AmerenUE provides service to approximately 1.2 million electric customers and 140,000 gas customers in parts of Missouri and Illinois. AmerenUE also provides wholesale full requirements service to certain municipal electric utilities in Missouri. AmerenUE's peak load in 2004 was 8,351 MW. AmerenUE currently owns approximately 8,425 MW (net) of generation capacity. Power from these generation resources, as supplemented by power purchased by AmerenUE from others, is used to supply the demands of its electric service customers. AmerenUE is subject to regulation with respect to retail sales of natural gas and electricity in Missouri by the Missouri Public Service Commission ("MoPSC") and with respect to retail sales of natural gas and electricity in Illinois by the Illinois Commerce Commission ("ICC").

     As a regulated electric utility in Missouri, it is incumbent upon AmerenUE to have or to acquire sufficient generating capacity with which to serve the forecasted demands of its electric service customers and to maintain an adequate reserve margin. Standards established by MAIN require member utilities to meet certain minimum short-term and long-term planning reserve requirements.

     In July 2002, AmerenUE entered into a Stipulation and Agreement in order to resolve certain retail rate issues in Missouri. The Stipulation and Agreement (Exhibit B-4 hereto) fixes retail electric service rates for AmerenUE in Missouri that, except under certain specified conditions, will remain in place without modification through June 30, 2006. AmerenUE also agreed to undertake commercially reasonable efforts to make energy infrastructure investments totaling $2.25 billion to $2.75 billion from January 1, 2002 through June 30, 2006. This includes the obligation to acquire 700 MW of new generating capacity, which may be satisfied by the purchase of generation facilities from an affiliate "at net book value." The Stipulation and Agreement also requires AmerenUE to make enhancements to its transmission infrastructure.

     The Generation Transfer is intended as an efficient means of enabling AmerenUE to meet its generation capacity obligations under the Stipulation and Agreement and under the MAIN standards. AmerenUE needs a significant amount of additional generation in 2005 and 2006 in order to meet the applicable MAIN generation capacity requirements. The Generation Transfer will provide AmerenUE with a total of 548 MW of additional generating capacity, which will be acquired at the net book value of the Pinckneyville and Kinmundy Plants. Because both the Pinckneyville Plant and the Kinmundy Plant are connected directly to the Ameren transmission system with no operating guide restrictions, concerns over the availability of transmission capacity to allow delivery of power from those units reliably to AmerenUE are obviated. Additionally, the Pinckneyville Plant has black start capability and can be ramped up quickly to provide service, which will allow AmerenUE to respond quickly to system emergencies.

     The regulatory regime under which AmerenUE operates in Illinois is very different from that which exists in Missouri. Although Missouri law does not authorize competition in retail electric service markets, the Illinois Electric

Service Customer Choice and Rate Relief Law (the "Customer Choice Law"), which was enacted in 1997, permits retail electric service customers in Illinois to purchase power from alternative power suppliers. Nevertheless, AmerenUE continues to be regulated as an electric public utility in Illinois. Therefore, as long as AmerenUE continues to provide retail electric utility service in Illinois, it will need approval of the ICC to consummate the Generation Transfer.

     A Petition for Approval of Asset Transfer Agreements with AmerenGenCo was filed by AmerenUE with the ICC in February 2003. However, the ICC Staff expressed concerns about the terms of the Generation Transfer and has recommended that the ICC deny approval of the Generation Transfer as proposed. For that reason, AmerenUE has advised the ICC that it intends to limit its public utility operations to Missouri and to discontinue operating as a public utility subject to ICC regulation. In so doing, AmerenUE explained that the concerns expressed by the ICC Staff regarding the means by which AmerenUE proposes to satisfy its generating capacity needs, juxtaposed with the MoPSC views of this matter, has demonstrated the difficulty for a single company to operate as an electric utility in both a regulated generation jurisdiction such as Missouri and an unregulated generation jurisdiction such as Illinois. Accordingly, on May 30, 2003, AmerenUE filed a Notice of Withdrawal of its petition to the ICC.

     The effect of the proposed Illinois Asset Transfer is to transfer to and consolidate within AmerenCIPS responsibility for serving electric and gas utility customers in Illinois that are currently served by AmerenUE. Upon the transfer of AmerenUE's retail electric and gas assets in Illinois, AmerenCIPS will succeed to AmerenUE's retail utility operations in Illinois and will provide the retail electric and gas services currently provided by AmerenUE pursuant to the ICC-approved tariffs currently in effect for AmerenUE.

     The Illinois Asset Transfer will realign the retail electric and gas utility operations of Ameren so that AmerenUE will be regulated as a public utility only in Missouri. Because AmerenUE will not be a regulated utility in Illinois, it will not be required to make regulatory filings in Illinois after the Illinois Asset Transfer./10/ Most significantly, after the Illinois Asset Transfer has been consummated, it will not be necessary for AmerenUE to obtain ICC authorization in order to acquire the Pinckneyville Plant and the Kinmundy Plant from Ameren GenCo. The transfer to AmerenCIPS of retail electric service loads in Illinois that are currently served by AmerenUE will also help to reduce the amount of generation capacity that AmerenUE needs to maintain in order to comply with MAIN generation capacity standards.

     1.4  Illinois Asset Transfer.
          -----------------------

     Pursuant to the Asset Transfer Agreement, AmerenUE will transfer its electric transmission and distribution and gas distribution assets and associated general plant assets and related liabilities in Illinois to

----------

10 AmerenUE will continue to own and operate generation facilities that are located in Illinois, together with minor amounts of other facilities to ensure the smooth operation of its electric system. However, because it will no longer have a public service obligation to provide retail electric or natural gas service in Illinois, AmerenUE will not be subject to regulatory requirements established by the ICC.

AmerenCIPS. AmerenCIPS will not assume any indebtedness of AmerenUE in the transaction. As referenced above, AmerenUE would retain generating facilities and also minor amounts of other facilities in Illinois. AmerenUE will also assign all related obligations to AmerenCIPS, including without limitation, the certificates of public convenience and necessity granted by the ICC authorizing AmerenUE to provide electric utility service and gas utility service in Illinois, environmental permits and obligations, all municipal and county franchises, labor agreements (as applicable), and any other relevant agreements that exist as of the transfer date. After the Illinois Asset Transfer, the Acquired Assets will be utilized by AmerenCIPS in its electric and natural gas utility business in Illinois.

     At the present time, AmerenUE personnel operate and maintain the Acquired Assets in conjunction with their other responsibilities. It is expected that after the Illinois Asset Transfer has been consummated, certain AmerenUE employees responsible for operation and maintenance of these facilities may be transferred to AmerenCIPS. Other employees of AmerenUE, who are responsible for substation and transmission maintenance and for protective relay installation, testing and maintenance, may also spend a portion of their time operating and maintaining the Acquired Assets for AmerenCIPS for the life of those facilities./11/ The continued use of AmerenUE personnel will enable AmerenCIPS to avoid the inconvenience and additional costs associated with hiring and training additional personnel for this purpose.

     The Illinois Asset Transfer is planned to be accomplished in the following manner:

     1. AmerenUE will transfer approximately 50% of the Acquired Assets to AmerenCIPS in exchange for AmerenCIPS' subordinated promissory note in a principal amount not to exceed $69 million, which is equal to approximately 50% of the total net book value ($138 million) of such Acquired Assets, net of liabilities, as of December 31, 2004./12/

     2. AmerenUE will hold the note and receive payments including interest from AmerenCIPS.

     3. AmerenUE will declare an "in kind" dividend to Ameren equal to the remaining balance (approximately 50%) of the net book value of the Acquired Assets net of liabilities, or approximately $69 million as of December 31, 2004.

     4. Ameren will then contribute the Dividend Assets and associated liabilities to AmerenCIPS.

----------

11 The Commission recognized in the Merger Order that AmerenUE may provide services to AmerenCIPS, including services of linemen and gas trouble crews, that are incidental to its utility business. These services will be provided at cost in accordance with the standards of the Act and the Commission's rules and regulations under the Act.

12 A list and description of the electric and gas utility assets to be transferred to AmerenCIPS and the associated liabilities are contained in Exhibit B-2 hereto.

     The Commission determined in the Merger Order that the existing electric transmission and distribution facilities of AmerenUE and AmerenCIPS are physically interconnected and operated as a single integrated electric utility system. Likewise, the Commission held in the Merger Order that the combined gas utility properties of AmerenUE and AmerenCIPS constitute an integrated gas utility system. The Illinois Asset Transfer will not affect the coordinated operation of any electric transmission or distribution plant, which will continue to be operated in the same manner, by the same personnel, and with the same degree of safety and reliability, as they are today. Similarly, the transfer of the gas distribution assets of AmerenUE will not affect the coordinated operation of the existing gas utility properties of AmerenUE and AmerenCIPS.

     1.5  Generation Transfer.
          -------------------

     The Pinckneyville Plant and the Kinmundy Plant, which were installed by Ameren GenCo in 2001, are integrated into the Ameren system. The Pinckneyville Plant consists of four simple cycle CTGs rated at approximately 44 MW each at summer peak conditions, and four CTGs rated at approximately 35 MW each at summer peak conditions. The Kinmundy Plant consists of two CTGs with dual fuel capability which are rated at approximately 116 MW each under summer peak conditions. Since their acquisition by Ameren GenCo, these generating units have proven themselves to be superior performing generating assets that have served the Ameren system reliably.

     Under the terms of the Transfer Agreements, AmerenUE will purchase the Pinckneyville Plant and the Kinmundy Plant for cash and will acquire associated assets and obligations from Ameren GenCo based on the net book value of the assets and obligations being transferred as of the closing date. The net depreciated book value of generation facilities at the Pinckneyville Plant as of December 31, 2004 was approximately $150.0 million ($475/kW). The net depreciated book value of generation facilities at the Kinmundy Plant as of December 31, 2004 was approximately $90.3 million ($389/kW). AmerenUE will also acquire certain assets (fuel stock, materials and supplies and prepaid insurance) and assume certain obligations of Ameren GenCo (primarily property tax accruals) that are associated with the generating units being transferred. The detailed accounting treatment of the Generation Transfer is set forth in Exhibit FS-10.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred by AmerenUE and AmererCIPS in connection with the Illinois Asset Transfer will not exceed $600,000 in the case of AmerenUE and $570,000 in the case of AmerenCIPS, and the fees, commissions and expenses incurred or to be incurred by AmerenUE in connection with the Generation Transfer will not exceed $1,000,000. These fees, commissions and expenses consist primarily of outside legal fees, charges billed or to be billed to AmerenUE and AmerenCIPS by Ameren Services, and a $165,600 fee to be paid to the ICC in connection with the issuance of AmerenCIPS' subordinated promissory note to AmerenUE.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     The following sections of the Act and the Commission's rules thereunder are or may be applicable to the transactions proposed herein:

--------------------------------------------------------------------------------
  SECTIONS OF THE ACT                  TRANSACTIONS TO WHICH SECTION
                                         OR RULE MAY BE APPLICABLE
--------------------------------------------------------------------------------
6(a), 7, 9(a), 10 and 12    Issuance of a promissory note by AmerenCIPS in
                            connection with the acquisition of the Transferred
                            Assets and acquisition thereof by AmerenUE
--------------------------------------------------------------------------------
9(a)(1), 10                 Acquisition of Acquired Assets by AmerenCIPS;
                            acquisition of Pinckneyville and Kinmundy Plant
                            assets by AmerenUE
--------------------------------------------------------------------------------
12(b)                       Assumption of obligations of AmerenUE by AmerenCIPS
                            in connection with Illinois Asset Transfer and
                            assumption of obligations of AmerenGenCo by AmerenUE
--------------------------------------------------------------------------------
12(c)                       In-kind distribution of Dividend Assets by AmerenUE
                            to Ameren
--------------------------------------------------------------------------------
12(b)                       Contribution of Dividend Assets by Ameren to
                            AmerenCIPS
--------------------------------------------------------------------------------
12(d), 12(f)                Sale of Transferred Assets by AmerenUE to AmerenCIPS
--------------------------------------------------------------------------------
Rules
-----
--------------------------------------------------------------------------------
43, 44                      Sale of Transferred Assets by AmerenUE to AmerenCIPS
--------------------------------------------------------------------------------
45                          Contribution of Dividend Assets by Ameren to
                            AmerenCIPS and assumption by AmerenCIPS of
                            liabilities of AmerenUE
--------------------------------------------------------------------------------
46                          In-kind distribution of Dividend Assets by AmerenUE
                            to Ameren
--------------------------------------------------------------------------------

     AmerenCIPS' acquisition of the Transferred Assets will be exempt from the requirements of Sections 9(a)(1) and 10 pursuant to Section 9(b)(1), as such acquisition will be expressly authorized by the ICC (see Item 4).

     Section 32 of the Act and Rule 54 thereunder are also generally applicable to the transactions described above. To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Illinois Asset Transfer, such sections and rules should be considered to be set forth in this Item 3.

     A.   Illinois Asset Transfer
          -----------------------

     Section 6(a) of the Act provides that it is unlawful for any registered holding company or subsidiary thereof "to issue or sell any security of such company" except in accordance with an order of the Commission issued pursuant to
Section 7 of the Act. Correspondingly, Section 12(b) of the Act requires Commission authorization for a registered public utility holding company or subsidiary thereof "to lend or in any manner extend its credit to or indemnify any company in the same holding-company system." As a result, the issuance of a promissory note by AmerenCIPS to AmerenUE and the assumption by AmerenCIPS of certain obligations of AmerenUE relating to the Acquired Assets require prior Commission approval under Sections 6, 7, and 12(b) of the Act.

     Section 9(a)(1) of the Act declares that it shall be unlawful for any registered holding company or subsidiary thereof to acquire any utility assets or any securities unless the acquisition of such assets or securities has been approved by the Commission pursuant to Section 10 of the Act. However, Section 9(b)(1) of the Act exempts from the requirements of Section 9(a) any "acquisition by a public-utility company of utility assets the acquisition of which has been expressly authorized by a State commission."

     Section 12(c) of the Act declares that it shall be unlawful for any registered holding company or subsidiary thereof to declare or pay any dividend on any security except in accordance with such rules and regulations or orders as the Commission may adopt with respect to issuance of dividends. The applicable standards for declaration and payment of dividends are set forth in Rule 46.

     Section 12(d) of the Act states that it is unlawful for a registered holding company to sell any utility assets in contravention of rules and regulations or orders as the Commission shall adopt. Section 12(f) of the Act requires Commission approval for a subsidiary of a registered holding company to sell utility assets to any affiliate or associate company.

     As set forth below, the Illinois Asset Transfer complies with all of the applicable provisions of the Act and should be approved by the Commission.

     1.   Sections 6(a) and 12(b)
          -----------------------

     As indicated, the promissory note to be issued by AmerenCIPS will be in an amount equal to approximately 50% of the net book value of the Transferred Assets, not to exceed $69 million. The promissory note will have a fixed rate of interest based on interest rates charged for generally-comparable unsecured five-year notes issued by companies whose credit quality and bond ratings are comparable to those of AmerenCIPS. The yield of 5-year U.S. Treasury Notes and of U.S. Treasury Notes and Bonds having 5 years remaining until maturity may be used as a benchmark to establish the interest rate for the promissory note. Based on the current yield of the 5-year U.S. Treasury Notes plus a credit spread between yields of U.S. Treasury Notes and yields on generally-comparable unsecured corporate notes derived from a variety of external sources, current interest rate levels for the promissory note would be approximately 4.5%.

     Although the initial term of the promissory note will be five years, payments of amounts due under the promissory note will be based on a ten-year amortization schedule. Accordingly, a balloon payment will become due at the end of the fifth year unless the note's term is extended for an additional five years by agreement of the parties and subject to further approval by the ICC. The promissory note will be unsecured and will be subordinate to all other debt of AmerenCIPS, whether incurred currently or in the future, except indebtedness which, by its terms, provides that such indebtedness is not superior in right of payment of principal of or interest on the promissory note or that such indebtedness is subordinated to all other indebtedness of AmerenCIPS.

     In addition, AmerenCIPS will assume all obligations of AmerenUE relating to its utility business of transmitting and distributing electricity and natural gas in Illinois. As shown in Exhibit B-2 hereto, these obligations include trade payables relating to such businesses, accounts payable, accrued payroll, accrued vacation liabilities, customer liabilities, environmental liabilities and taxes. AmerenCIPS will also assume all maintenance and labor agreements (as applicable) and any similar agreements relating to the Acquired Assets as those agreements exist on the transfer date. AmerenCIPS will not assume any indebtedness of AmerenUE in the transaction.

     Section 6(a) requires the issuance of an order of the Commission pursuant to Section 7 of the Act before a registered holding company or subsidiary thereof may issue any security. Section 7(c)(2)(B) of the Act provides that the Commission shall not permit a declaration regarding the issue or sale of any security to become effective unless it finds, inter alia, that "such security is to be issued or sold solely...for the purpose of financing the business of the declarant as a public utility company." Section 7(d) further provides that if the requirements of Section 7(c) and Section 7(g) of the Act are satisfied:

          The Commission shall permit a declaration regarding the issue or sale of a security to become effective unless the Commission finds that--

                    (1) the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system;
                    (2) the security is not reasonably adapted to the earning
               power of the declarant.
                    (3) financing by the issue and sale of the particular
               security is not necessary or appropriate to the economical and efficient operation of a business in which the applicant lawfully is engaged or has an interest;

                    (4) the fees, commissions, or other remuneration, to
               whomsoever paid, directly or indirectly, in connection with the issue, sale or distribution of the security are not reasonable.
                    (5) in the case of a security that is a guaranty of, or
               assumption of liability on, a security of another company, the circumstances are such as to constitute the making of such guaranty or the assumption of such liability an improper risk for the declarant.
                    (6) the terms and conditions of the issue or sale of the
               security are detrimental to the public interest or the interest of investors or consumers.

     In this case, the promissory note to be issued by AmerenCIPS is to be used for the purpose of financing expansion of its business as a public utility company in Illinois by acquiring the electric utility and gas utility operations of AmerenUE in Illinois. Pursuant to the Asset Transfer Agreement, AmerenCIPS will acquire not only certain transmission and distribution assets, but also AmerenUE's retail electric business in Illinois, including the certificates of public convenience and necessity granted by the ICC authorizing AmerenUE to provide retail electric service in Illinois, environmental permits, all municipal and county franchises, and any other relevant agreements. Additionally, AmerenCIPS will acquire both AmerenUE's gas assets in Illinois and all related obligations, including the certificates of public convenience and necessity granted by the ICC authorizing AmerenUE to provide gas utility service in Illinois, environmental permits, all municipal and county franchises, and any other relevant agreements. As noted above, the Illinois Asset Transfer is being financed in part by the issuance of the promissory note by AmerenCIPS. It is therefore evident that issuance of the promissory note by AmerenCIPS is consistent with Section 7(c)(2)(B) of the Act.

     The issuance of the promissory note is also consistent with the criteria established in Section 7(d) of the Act. At December 31, 2004, AmerenCIPS' total capitalization ($1,008 million) consisted of approximately 43.7% common stock equity, 5.0% preferred stock equity, 44.6% long-term debt (including current maturities) and 6.7% short-term debt (including money pool borrowings). The acquisition of assets by AmerenCIPS from AmerenUE is being financed in approximately equal parts by the subordinated promissory note to be issued by AmerenCIPS and by a capital contribution by Ameren. Because long-term debt and equity of AmerenCIPS will increase in the same amounts, the capital structure of AmerenCIPS after the Illinois Asset Transfer will be substantially the same as its present capital structure. Thus, on a pro forma basis, assuming that the transaction had closed on December 31, 2004, the capitalization of AmerenCIPS will be approximately 44.4% common stock equity, 4.4% preferred stock equity, 45.3% long-term debt (including current maturities), and 5.9% short-term debt (including money pool borrowings). (See Exhibit FS-8.)

     Moreover, the combination of the utility assets of AmerenUE in Illinois with the utility assets of AmerenCIPS will result in savings through elimination of duplicative regulatory burdens in Illinois, without any loss of operating economies and efficiencies.

     It is believed that the fees and expenses paid or to be paid by AmerenUE and AmerenCIPS in connection with the Illinois Asset Transfer (see Item 2 - Fees, Commissions and Expenses) bear a fair relation to the book value of the assets being transferred and the benefits to be achieved by AmerenUE and AmerenCIPS as a result of the Illinois Asset Transfer.

     To the extent that AmerenCIPS is assuming liabilities of AmerenUE that are associated with the Acquired Assets, the assumption of such liabilities is not an improper risk for AmerenCIPS. The Acquired Assets represent a part of a going concern and are capable of generating revenues sufficient to meet the obligations being assumed by AmerenCIPS. It is therefore reasonable for AmerenCIPS to assume the risks associated with the Acquired Assets.

     Finally, the terms and conditions of the promissory note as described above are not detrimental to the public interest or the interest of investors or consumers. The promissory note will carry a market rate of interest, will have a relatively short term, and will be subordinated to other debt of AmerenCIPS.

     2.   Sections 12(d) and 12(f)
          ------------------------

     Sections 12(d) and 12(f) of the Act contemplate that where a transaction involves sale of utility assets by one utility in a holding company system to an associate company, the Commission may evaluate the fairness of the consideration to be paid and received for such sale by both the buyer and seller. In Entergy Corporation, et al., 50 S.E.C. 305, 322 (1990), the Commission ruled that "as noted above in the discussion of section 10(b)(2), the Commission believes that section 12(d) is satisfied by the intrasystem sales of assets at depreciated book value on an after tax basis." The terms of the Illinois Asset Transfer are consistent with this policy.

     The transfer of the Acquired Assets from AmerenUE to AmerenCIPS on the basis of their net book value as recorded on the books and records of AmerenUE is reasonable for several reasons. The Acquired Assets are primarily electric and natural gas facilities for which there is a limited market. After the Illinois Asset Transfer has occurred, those assets will continue to be used by AmerenCIPS to provide electric and natural gas service at regulated rates that are subject to regulation by the ICC. Electric service customers being transferred from AmerenUE to AmerenCIPS will continue to pay the rates they are currently charged under AmerenUE's tariff at least until December 31, 2006. It is expected that any cost-of-service study performed thereafter in order to evaluate the reasonableness of rates being charged for service to those customers would impute a value to the Acquired Assets based on their book cost depreciated.

     3.   Sections 9(a)(1) and 10
          -----------------------

     Section (9)(a)(1) of the Act requires the approval of the Commission pursuant to Section 10 of the Act before a registered holding company or subsidiary thereof may acquire utility assets or any securities. Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

     Clearly, in this case, the acquisition of the Acquired Assets by AmerenCIPS will not contribute to an undue concentration of control of public utility assets. Both AmerenCIPS and AmerenUE are subsidiaries of Ameren, which, as their corporate parent, has ultimate control over both subsidiaries and their public utility assets. Ameren's control over these assets will not be affected by the proposed Illinois Asset Transfer.

     The amounts to be paid by AmerenCIPS bear a fair relation to the sums invested in and the earning capacity of the Acquired Assets. The Acquired Assets are being transferred at their net book values. At December 31, 2004, the net book value of the electric transmission and distribution assets to be acquired by AmerenCIPS net of liabilities was $109.4 million, and the net book value of the gas assets to be acquired by AmerenCIPS net of liabilities was $17.1 million. The rates for electric and natural gas service provided by AmerenUE in Illinois are cost-based rates that are predicated in part on the book value of these assets. It is thus evident that the amount to be paid by AmerenCIPS is consistent with Section 10(b)(2) of the Act. See Georgia Power Company, et al., 49 S.E.C. 309, 312 (1984).

     As noted above, the acquisition of the Acquired Assets by AmerenCIPS will not unduly complicate its capital structure. Approximately one-half of the Acquired Assets will be transferred to AmerenCIPS through distribution by AmerenUE to Ameren followed by contribution of such assets to AmerenCIPS, and the remainder will be transferred to AmerenCIPS in return for a promissory note. As a result, the transaction will not have a significant effect on the capital structure of AmerenCIPS.

     The acquisition of the Acquired Assets by AmerenCIPS will not have an adverse effect on the interests of consumers of either AmerenUE or AmerenCIPS. Existing and new retail electric service customers of AmerenCIPS will continue to be served in accordance with tariffs that have previously been approved by the ICC. Rates of captive retail electric service customers currently served by AmerenCIPS are not subject to change prior to January 1, 2007, when the transition to full retail customer choice in Illinois will be completed.

     AmerenCIPS has an electricity supply agreement with AEM pursuant to which it purchases its full requirements for electricity at demand and energy charges that are fixed and not subject to modification prior to December 31, 2006. AEM has sufficient generation capacity available to be able to accommodate the additional load being transferred to AmerenCIPS. The stability provided by this contract will insulate retail electric service customers in Illinois that transfer from AmerenUE to AmerenCIPS from any meaningful risk of a rate increase during the term of that electricity supply agreement. After 2006, AmerenCIPS is expected to purchase electricity needed to serve all of its customers under competitive market conditions.

     Finally, AmerenCIPS and AmerenUE have integrated their gas utility operations and rely extensively on support services provided by Ameren Services Company and AFS. Moreover, AmerenCIPS will adopt the service classifications and rates in AmerenUE's retail tariffs for natural gas service in Illinois and will assume the obligations of AmerenUE under certificates of public convenience and necessity granted by the ICC and all municipal and county franchises authorizing AmerenUE to provide gas utility service in Illinois. Therefore, insofar as the natural gas service customers of AmerenUE in Illinois are concerned, the Illinois Asset Transfer will simply result in a change in name of their service provider without having any impact on the quality or cost of service provided.

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions under section 11; or

     (2) the acquisition of securities or utility assets of a public utility or public utility holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

     The Commission approved the formation of Ameren and its acquisition of AmerenUE and AmerenCIPS in 1997. As indicated above, the Commission concluded in the Merger Order that the combined electric properties of AmerenUE and AmerenCIPS constitute an integrated electric system and that "the proposed acquisition by Ameren of this electric integrated system will `ten[d] towards the economical and efficient development of an integrated public-utility system,' and so as to satisfy the requirements of section 10(c)(2) of the Act."/13/ The Commission further concluded that the gas properties of AmerenUE and AmerenCIPS "constitute a gas integrated system within the meaning of section 2(a)(29)(B) of the Act."/14/ The transfer of the Acquired Assets from AmerenUE

----------

13   See Merger Order, 66 SEC Docket at 490, fn. 17.

14 Id. at 491. The Commission reviewed its findings as to the integration of the Ameren electric utility system and Ameren gas utility system in connection with its subsequent approvals of the acquisitions of AmerenCILCO and AmerenIP.

to AmerenCIPS will not affect the integrated operation of these facilities. It is thus evident that Section 10(c) of the Act does not preclude issuance of a Commission order authorizing acquisition of the Acquired Assets by AmerenCIPS.

     4.   Section 12(c)
          -------------

     The Dividend Assets are to be transferred through distribution of an in-kind dividend by AmerenUE to Ameren, and a capital contribution by Ameren to AmerenCIPS. Section 12(c) of the Act precludes the declaration or payment of a dividend by a registered holding company or subsidiary thereof:

          ...in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder.

     The only relevant rule adopted by the Commission relating to declaration or payment of dividends by a subsidiary company of a registered public utility holding company is Rule 46(a), which precludes payment of a dividend "out of capital or unearned surplus, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with the procedure specified in ss. 250.23." As of December 31, 2004, AmerenUE had retained earnings of approximately $1,688,000,000. The distribution of the Dividend Assets will result in a charge against retained earnings of AmerenUE of approximately $69 million. It is therefore evident that AmerenUE has sufficient retained earnings in which to make an in-kind dividend to Ameren for the purpose of implementing the Illinois Asset Transfer.

     B.   Generation Transfer
          -------------------

     As noted above, Ameren GenCo is an EWG. Section 32(e) of the Act provides in pertinent part that an EWG "shall be exempt from all provisions of this Act." Therefore, the participation of Ameren GenCo in the Generation Transfer does not require Commission authorization. However, the acquisition of the Pinckneyville Plant and the Kinmundy Plant by AmerenUE is subject to the requirements of Sections 9(a)(1) and 10 of the Act, and the assumption by AmerenUE of certain obligations of Ameren GenCo is subject to Rule 45.

     The standards established by Sections 9(a) and 10 of the Act for acquisition of utility assets by a subsidiary of a registered public utility holding company are set forth above. The Generation Transfer is consistent with these standards.

     The acquisition of the Pinckneyville Plant and the Kinmundy Plant by AmerenUE will not contribute to an undue concentration of control of public utility assets. AmerenUE and Ameren GenCo are affiliated entities within the Ameren corporate family, and their respective generation facilities are already being dispatched in accordance with the Joint Dispatch Agreement. Because the transaction will involve only the intra-corporate transfer of generation facilities, it will not affect concentration of control of generation assets. Although the Generation Transfer will increase the amount of generation capacity owned by AmerenUE, such capacity is needed by AmerenUE to meet its existing public service obligations in Missouri and maintain an adequate generation capacity reserve margin.

     The amounts to be paid by AmerenUE bear a fair relation to the sums invested in and the earning capacity of the Pinckneyville Plant and the Kinmundy Plant. As noted above, these plants are to be acquired by AmerenUE at their net book value (i.e., original cost of construction less accumulated depreciation). Power from these units will be sold primarily to retail electric service customers in Missouri at cost-based rates which are subject to regulation by the MoPSC. The transaction will therefore be consistent with the standards for intra-corporate asset transfers cited above.

     The price at which AmerenUE will acquire the Pinckneyville Plant and the Kinmundy Plant is also consistent with the price of capacity from alternative sources that were considered by AmerenUE. Prior to entering into this transaction, AmerenUE undertook an Asset Mix Optimization Analysis, which showed that the addition of a mix of simple cycle and combined cycle combustion turbines during its planning horizon would satisfy AmerenUE's needs on a least-cost planning basis. AmerenUE then evaluated a number of options for obtaining the energy and capacity needed to meet its reliability and customer service obligations, including the purchase of power from other wholesale energy suppliers, the purchase of existing generation assets from non-affiliated generation owners, and the construction of new capacity, as well as the Generation Transfer. None of these alternatives were entirely satisfactory.

     In the fall of 2001, AmerenUE issued a Request for Proposals for capacity and energy with the intent of purchasing up to 500 MW of capacity for the time period of 2002 through 2011. The Net Present Value of offers of power submitted in response to this RFP, coupled with the construction of simple cycle combustion turbine generators at the end of the 10-year contracting period (2002-2011), were comparable to the cost to AmerenUE of purchasing the Pinckneyville Plant and the Kinmundy Plant from Ameren GenCo. However, the MoPSC Staff expressed a preference for AmerenUE to own generation facilities rather than to purchase power at wholesale. The possibility of purchasing generation facilities from non-affiliated entities was unsuitable because of concerns over the availability of a reliable transmission path for delivery of power to AmerenUE customers, because of concerns about transmission constraints, and because of concerns about the creditworthiness of such non-affiliated entities. Finally, the cost of purchasing the Pinckneyville Plant and the Kinmundy Plant from Ameren GenCo at net book value was comparable to or less than the estimated cost of building new combustion turbine generating units that offer similar flexibility and operating characteristics.

     The acquisition of the Pinckneyville Plant and the Kinmundy Plant and associated assets by AmerenUE will not unduly complicate AmerenUE's capital structure. At December 31, 2004, AmerenUE's total capitalization ($5,435 million) consisted of approximately 53.1% common stock equity, 2.1% preferred stock equity, 37.9% long-term debt (including current maturities) and 6.9% short-term debt (including money pool borrowings). AmerenUE expects to finance the acquisition of these assets initially with borrowings under the Ameren

System Utility Money Pool Agreement./15/ On a pro forma basis, taking into account both the Illinois Asset Transfer and the Generation Transfer, and assuming that both transactions had closed on December 31, 2004, the capitalization of AmerenUE will be approximately 50.2% common stock equity, 2.0% preferred stock equity, 36.8% long-term debt (including current maturities), and 11.0% short-term debt (including money pool borrowings). (See Exhibit FS-7.)

     The acquisition of the Pinckneyville Plant and the Kinmundy Plant by AmerenUE will not have an adverse effect on the interests of consumers of AmerenUE. As noted above, the Stipulation and Agreement protects existing retail customers of AmerenUE in Missouri from a change in rates for electric service, except in limited circumstances, prior to 2006. Because AmerenUE is transferring its current retail electric service obligations in Illinois to AmerenCIPS, it will no longer have retail customers in Illinois that might be affected by the Generation Transfer.

     Finally, the acquisition of the Pinckneyville Plant and the Kinmundy Plant by AmerenUE will enhance the integration of those facilities with the existing AmerenUE generating units. As noted above, these units are connected directly to the Ameren transmission system. However, the Joint Dispatch Agreement requires AmerenUE and AmerenGenCo each to serve its load requirements from its own least-cost generation facilities first, before relying on excess generation that may be available from the other company. By acquiring these generating units, AmerenUE will be able to dispatch them in the optimal manner to serve the needs of its retail and wholesale electricity customers without consideration of the use of those units by Ameren GenCo.

     The transactions proposed herein are also subject to Section 12(b) of the Act and Rule 45 thereunder. Rule 45 permits a subsidiary of a registered holding company to make extensions of credit without interest in connection with service, construction or sales contracts (including sales of materials and supplies); provided that payment is made as soon as reasonably practicable.

     In this case, the extensions of credit relate to the assumption by AmerenUE of certain obligations of Ameren GenCo that are associated with the Pinckneyville Plant and the Kinmundy Plant. These obligations include accrued property taxes, state and federal deferred tax liabilities, and a small account payable. Payment of these obligations will be made by AmerenUE in the ordinary course of business without interest.

     Ameren GenCo will utilize the proceeds of the sale of the Pinckneyville and Kinmundy Plants to repay money pool borrowings and a portion of maturing long-term debt, including, specifically, $225 million principal amount of unsecured notes maturing on November 1, 2005, and for other corporate purposes.

----------

15   See Ameren Corporation, et al., Holding Co. Act Release No. 27655 (Feb. 27,
     2003). Ultimately, AmerenUE expects to retire some or all of the money pool borrowings with internally generated cash flow or with the proceeds of long-term debt and/or equity, or a combination thereof.

     C.   Rule 54
          -------

     The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) are satisfied.

     Ameren has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Ameren system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

     Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceed 50% of its "consolidated retained earnings." Ameren's "aggregate investment"(as defined in Rule 53(a)(1)(i)) in all EWGs is approximately $605,634,775, or 32.2% of Ameren's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended December 31, 2004 ($1,879,931,775). The sale of the Pinckneyville Plant and the Kinmundy Plant by Ameren GenCo to AmerenUE and the associated transactions will have the effect of reducing Ameren's "aggregate investment" in EWGs. Ameren does not hold an interest in any FUCO.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     The Illinois Asset Transfer has been approved by the ICC (see Exhibits D-4, D-6 and D-6(a) hereto), the MoPSC (see Exhibits D-8 and D-8( a) hereto) and the FERC (see Exhibit D-10 hereto). No other state commission, and no other federal commission, other than the Commission, has jurisdiction over the proposed transactions associated with the Illinois Asset Transfer.

     The FERC has also approved the Generation Transfer (see Exhibit D-12 hereto). Although MoPSC approval is not required for the Generation Transfer, the MoPSC has stated in filings with the FERC that this transaction is consistent with and supported by the Stipulation and Agreement (Exhibit B-4 hereto), which was approved by the MoPSC in August 2002 (see Exhibit D-13 hereto). Because the Generation Transfer will not occur until the Illinois Asset Transfer has been completed, approval of the ICC will not be required for the Generation Transfer. No other state commission, and no other federal commission, other than the Commission, has jurisdiction over the Generation Transfer.

ITEM 5.   PROCEDURE.
          ---------

     The Commission has published a notice under Rule 23 with respect to the filing of this Application or Declaration and there has been no request for hearing (Holding Co. Act Release No. 27841). It is respectfully requested that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Ameren, AmerenUE and AmerenCIPS hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   Exhibits.
          --------

          A       None.

          B-1 Form of Illinois Asset Transfer Agreement among Union Electric Company, Central Illinois Public Service Company, and Ameren Corporation (previously filed).

          B-2 Proposed Listing of Electric Assets and Liabilities and Gas Assets and Liabilities Being Transferred from AmerenUE to AmerenCIPS (previously filed).

          B-3 Form of Promissory Note to be issued to AmerenUE by AmerenCIPS (previously filed).

          B-4 Stipulation and Agreement between the Staff of the MoPSC and AmerenUE dated July 15, 2002 (previously filed).

          B-5 Form of Asset Transfer Agreement-Pinckneyville Generating Station (previously filed).

          B-6 Form of Asset Transfer Agreement-Kinmundy Generating Station (previously filed).

          C       None.

          D-1 Notice to Illinois Commerce Commission of transfer of Electric Distribution and Transmission Assets and Retail Electric Business (previously filed).

          D-2 Petition to Illinois Commerce Commission for authorization to transfer certificates of public convenience and necessity issued to AmerenUE to provide retail electric service in Illinois (previously filed).

          D-3 Petition to Illinois Commerce Commission for authorization to transfer gas system assets and gas public utility business (previously filed).

          D-4 Order of Illinois Commerce Commission relating to transfer of Electric Distribution and Transmission Assets, Retail Electric Business and Certificates of Public Convenience and Necessity, and Approval of Related Tariffs (previously filed).

          D-5     [Intentionally Omitted]

          D-6 Order of Illinois Commerce Commission relating to transfer of gas system assets and gas public utility business (filed herewith).

          D-6(a) Order on Reopening of Illinois Commerce Commission Extending Deadline For Consummating Transactions (filed herewith).

          D-7 Application to Missouri Public Service Commission for authorization to transfer assets and related contracts, dated August 25, 2003 (previously filed).

          D-8 Report and Order on Rehearing of Missouri Public Service Commission (filed herewith).

          D-8(a) Order of Missouri Public Service Commission Denying Application for Rehearing and Granting Motion for Clarification (filed herewith).

          D-9 Application to Federal Energy Regulatory Commission pursuant to Section 203 of Federal Power Act to transfer jurisdictional assets associated with Illinois Asset Transfer (previously filed).

          D-10 Order of Federal Energy Regulatory Commission authorizing the Illinois Asset Transfer (previously filed).

          D-11 Application to Federal Energy Regulatory Commission pursuant to Section 203 of the Federal Power Act to transfer jurisdictional assets associated with the Generation Transfer, dated February 5, 2003 (previously filed).

          D-12 Order of Federal Energy Regulatory Commission authorizing the Generation Transfer (filed herewith).

          D-13 Report and Order of the Missouri Public Service Commission approving the Stipulation and Agreement identified in Exhibit B-4, dated July 25, 2002 (filed herewith).

          E Map of combined service areas of AmerenUE and AmerenCIPS (Paper format - Form SE) (filed herewith).

          F       Opinion of Counsel (filed herewith).

          G       Proposed Form of Federal Register Notice (previously filed).


     B.   Financial Statements.
          --------------------

          FS-1 Balance Sheet of Ameren and consolidated subsidiaries, as of December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of Ameren for the year ended December 31,
                  2004) (File No. 001-14756).

          FS-2 Statement of Income of Ameren and consolidated subsidiaries for the year ended December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of Ameren for the year ended December 31, 2004) (File No. 001-14756).

          FS-3 Balance Sheet of AmerenUE and consolidated subsidiaries as of December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of AmerenUE for the year ended December 31, 2004) (File No. 001-02967).

          FS-4 Statement of Income of AmerenUE and consolidated subsidiaries for the year ended December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of AmerenUE for the year ended December 31, 2004) (File No. 001-02967).

          FS-5 Balance Sheet of AmerenCIPS as of December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of AmerenCIPS for the year ended December 31, 2004) (File No. 001-03672).

          FS-6 Statement of Income of AmerenCIPS for the year ended December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of AmerenCIPS for the year ended December 31, 2004) (File No. 001-03672).

          FS-7 Pro Forma Balance Sheet of AmerenUE as of December 31, 2004 (filed herewith).


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


          FS-8 Pro Forma Balance Sheet of AmerenCIPS as of December 31, 2004 (filed herewith).

          FS-9 Preliminary Accounting Entries for Transfer of Electric Assets and Liabilities and Gas Assets and Liabilities from AmerenUE to AmerenCIPS estimated at December 31, 2004 (filed herewith).

          FS-10 Pro Forma Balance Sheet of Ameren GenCo as of December 31, 2004 and Preliminary Accounting Entries for Transfer of Pinckneyville Plant and Kinmundy Plant estimated at December 31, 2004 (filed herewith).

          FS-11 Pro Forma Balance Sheet of Ameren (stand-alone) as of December 31, 2004 (filed herewith).

          FS-12 Preliminary Accounting Entries for Receipt of Dividend Assets by Ameren from AmerenUE and Contribution of Dividend Assets by Ameren to AmerenCIPS estimated at December 31, 2004 (filed herewith).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application or Declaration will not result in changes in the operation of AmerenUE or AmerenCIPS that will have an impact on the environment. AmerenUE and AmerenCIPS are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amended Application or Declaration filed herein to be signed on their behalves by the undersigned thereunto duly authorized.

                                         AMEREN CORPORATION
                                         CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                         UNION ELECTRIC COMPANY


                                         By:   /s/ Steven R. Sullivan
                                                   ------------------
                                             Name: Steven R. Sullivan
                                            Title: Senior Vice President,
                                                   General Counsel and Secretary

Date:  April 19, 2005


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